SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934




                   SOUTHWEST BANCSHARES, INC.
                        (Name of Issuer)


             COMMON STOCK, $.01 PAR VALUE PER SHARE
                 (Title of Class of Securities)


                            844769 10 9
                         (CUSIP Number)


                     Robert I. Lipsher, Esq.
              Luse Lehman Gorman Pomerenk & Schick
                   A Professional Corporation
                      5335 Wisconsin Avenue
                            Suite 400
                     Washington, D.C. 20015
                         (202) 274-2000
      (Name, Address, Telephone number of Person Authorized
             to Receive Notices and Communications)



                        December 16, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.   / /

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                 (Continued on following pages)
                        Page 1 of 9 Pages

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CUSIP NO. 844769 10 9                   PAGE 2 OF 9 PAGES
-----------------------------------------------------------------


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    Alliance Bancorp

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    WC AF BK

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    Not Applicable.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    297,471

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    297,471

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    297,471

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.9%

14. TYPE OF REPORTING PERSON

    HC CO

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CUSIP NO. 844769 10 9                   PAGE 3 OF 9 PAGES

Item 1.  Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.01 par value per share ("Common Stock"), of Southwest Bancshares, Inc. (the "Issuer" or "Southwest"). The address of the Issuer's principal executive office is 4062 Southwest Highway, Hometown, Illinois 60456. Based upon the most recent information available to the filing person, the Issuer has outstanding 2,707,295 shares of Common Stock and no shares of Preferred Stock.

Item 2.  Identity and Background

     (a)-(c) This Schedule is filed on behalf of Alliance Bancorp (the "Company" or "Alliance"). The Company's principal business is to be the holding company for Liberty Federal Bank ("Liberty Federal"), a federally-chartered savings bank offering a variety of loan and deposit products to the communities it serves in DuPage and Cook Counties in Illinois. The address of the Company's principal executive office is One Grant Square, Hinsdale, Illinois 60521.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):


Name                Principal Occupation or Employment and Address
William R. Rybak         Executive Vice President and Chief Financial Officer
                    Van Kampen American Capital, Inc.
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Kenne P. Bristol         President and Chief Executive Officer
                    Alliance Bancorp
                    Liberty Federal Bank
                    One Grant Square
                    Hinsdale, Illinois  60521

Donald E. Sveen          Retired, Former President and Chief Operating Officer
                    The John Nuveen Company
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Howard A. Davis          President and Chief Executive Officer
                    Preferred Mortgage Associates, Ltd.
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Howard R. Jones          President
                    Packaging Design Corporation
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Russell F. Stephens, Jr. President
                     Insurance Concepts & Design, Inc.
                     c/o One Grant Square
                     Hinsdale, Illinois  60521

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CUSIP NO. 844769 10 9                   PAGE 4 OF 9 PAGES

Fredic G. Novy      Chairman of the Board of Directors
                    Alliance Bancorp
                    Liberty Federal Bank
                    One Grant Square
                    Hinsdale, Illinois  60521

William C. O'Donnell     President
                    ODON Communications Group
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Vernon B. Thomas, Jr.    Attorney
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Edward J. Burns          Retired
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Whit G. Hughes      Chairman
                    Hughes Enterprises, Inc.
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

H. Verne Loeppert        Retired
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

David D. Mill       Dentist
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Edward J. Nusrala        President
                    Famous Brand Shoes, Inc.
                    c/o One Grant Square
                    Hinsdale, Illinois  60521

Richard A. Hojnicki Executive Vice President, Secretary
                      and Chief Financial Officer
                    Alliance Bancorp
                    Liberty Federal Bank
                    One Grant Square
                    Hinsdale, Illinois  60521


(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

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CUSIP NO. 844769 10 9                   PAGE 5 OF 9 PAGES

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds to be used by Alliance in making a purchase of shares of common stock of Southwest, upon exercise of the Option (defined in Item 4 hereof) to which this Schedule 13-D relates, if and to the extent the Option is exercised, will be either cash on hand at Alliance, dividends from Liberty Federal and/or non-bank subsidiaries of Alliance, a loan from an unaffiliated bank or other financial service company, or other borrowings. Alliance has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

     Assuming the number of shares of Southwest common stock remains unchanged from the number issued and outstanding on December 16, 1997 (i.e., 2,707,295 Shares), the exercise price of the Option in full at an Option Price (defined in Item 4 hereof) of $25.50 per share, will result in the purchase of 297,471 shares for an aggregate purchase price of $7,585,511.

Item 4.  Purpose of Transaction

     On December 16, 1997, Alliance and Southwest entered into a Stock Option Agreement (the "Stock Option Agreement") in which Southwest granted to Alliance the option (the "Option") (under certain circumstances, described in this Item 4) to purchase up to 297,471 shares of Southwest common stock at an exercise price of $25.50 per share. The option was granted in connection with the execution by Alliance and Southwest of a definitive Agreement and Plan of Merger dated as of December 16, 1997 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 7.1 and incorporated by reference herein. The Merger Agreement provides for the merger of Southwest with and into Alliance (the "Merger"). Upon consummation of the Merger, the registration of Southwest common stock under Section 12(g) of the Securities Exchange Act of 1934 will be terminated. At Closing, or as soon thereafter as practicable, Southwest Federal Savings and Loan Association of Chicago, will merge with and into Liberty Federal Bank, with Liberty Federal Bank surviving the merger (the "Bank Merger").

     Alliance required Southwest to grant the Option as a condition to Alliance entering into the Merger Agreement for the purpose of increasing the likelihood that the Merger and the Bank Merger will be completed. The Option is exercisable only upon the occurrence of certain events that would jeopardize completion of the Merger, none of which has occurred as of the date hereof. The Option is exerciseable, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined). An "Initial Triggering Event" is defined as follows:

     (i) Southwest or any of its Subsidiaries (each a "Southwest Subsidiary"), without having received Alliance's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, and the rules and regulations thereunder (the "1934 Act")) other than Alliance or any of its Subsidiaries (each an "Alliance Subsidiary"). For purposes of the Option Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Southwest or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Southwest,
(y) a purchase, lease or other acquisition of all or substantially all of the assets of Southwest or any Significant Subsidiary of Southwest, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership of securities representing 25% or more of the voting power of Southwest or any Significant Subsidiary of Southwest, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Southwest and/or Southwest Subsidiaries;

     (ii) (A) Any person other than Alliance, or any Alliance Subsidiary, or any Southwest Subsidiary acting in a fiduciary capacity (collectively, "Excluded Persons"), alone or together with such person's affiliates and associates (as such terms are defined in Rule 12b-2 under the 1934 Act) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 25% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) or (B) any group (as such term is defined in Section 13(d)(3) of the

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CUSIP NO. 844769 10 9                   PAGE 6 OF 9 PAGES

1934 Act), other than a group of which only Excluded Persons are members, shall have been formed that beneficially owns 25% or more of the shares of Common Stock then outstanding;

     (iii) Any person other than Alliance or any Alliance Subsidiary shall have made a bona fide proposal to Southwest or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to (A) engage in an Acquisition Transaction or (B) commence a tender or exchange offer the consummation of which would result in such person acquiring beneficial ownership of securities representing 25% or more of Southwest's voting power;

     (iv) The Board of Directors of Southwest shall have failed to recommend to its stockholders the adoption of the Merger
Agreement or shall have withdrawn, modified or changed its recommendation in a manner adverse to Alliance;

     (v) After a proposal is made by a third party (other than an Excluded Person) to Southwest to engage in an Acquisition Transaction, Southwest shall have intentionally and knowingly breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach (x) would entitle Alliance to terminate the Merger Agreement pursuant to
Section 7.01(b) therein (without regard to any grace period provided for therein) and (y) shall not have been cured prior to the date Alliance sends to Southwest a written notice indicating that it wishes to exercise the Option (the "Notice Date"); or

     (vi) Any person other than Alliance or any Alliance Subsidiary, other than in connection with a transaction to which Alliance has given its prior written consent, shall have filed an application or notice with the Office of Thrift Supervision ("OTS") or other federal or state bank regulatory authority, for approval to engage in an Acquisition Transaction.

     A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of the merger agreement:

     (i)  The acquisition by any person other than an Excluded
Person (as defined) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

     (ii) The occurrence of the Initial Triggering Event described in (i) on the preceding page.

     Additionally, at the request of Alliance at any time commencing upon the first occurrence of a Repurchase Event (as defined) and ending 12 months immediately thereafter, Southwest shall repurchase from Alliance (i) the Option and (ii) all shares of Southwest Common Stock purchased by Alliance pursuant hereto with respect to which Alliance then has beneficial ownership.
The date on which Alliance exercises its rights under this
section is referred to as the "Request Date". Such repurchase shall be at an aggregate price (the "Repurchase Consideration") equal to the sum of:

     (i) the aggregate Option Price paid by Alliance for any shares of Southwest Common Stock acquired pursuant to the Option with respect to which Alliance then has beneficial ownership;

     (ii) the excess, if any, of (x) the Applicable Price (as defined in the Stock Option Agreement) for each share of Common
Stock over (y) the Option Price (subject to adjustment), multiplied by the number of shares of Common Stock with respect to which the Option has not been exercised; and

     (iii) the excess, if any, of the Applicable Price over the Option paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Alliance for each share of Common Stock with respect to which the Option has been exercised and with respect to which Alliance then has beneficial ownership, multiplied by the number of such shares.

     If Alliance exercises its rights, Southwest shall, within 10 business days after the Request Date, pay the Repurchase Consideration to Alliance in immediately available funds, and contemporaneously with such payment, Alliance shall surrender to Southwest the Option and the certificates evidencing the shares of Common Stock

CUSIP NO. 844769 10 9                   PAGE 7 OF 9 PAGES

purchased thereunder with respect to which Alliance then has beneficial ownership, and Alliance shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens. Notwithstanding the foregoing, to the extent that prior notification to or approval of any federal or state regulatory authority is required in connection with the payment of all or any portion of the Repurchase Consideration, Alliance shall have the ongoing option to revoke its request for repurchase pursuant to this section, in whole or in part, or to require that Southwest deliver from time to time that portion of the Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any federal or state regulatory authority prohibits the repurchase in part but not in whole, then Alliance shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by such regulatory authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Alliance shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to (ii) above and the number of shares covered by the portion of the Option (if any) that has been repurchased.

     A "Repurchase Event" shall occur if (i) any person (other than Alliance or any Alliance subsidiary) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Southwest Common Stock, or
(ii) any of the transactions described in Section 7(a)(I), 7(a)(ii) or 7(a)(iii) of the Stock Option Agreement shall be consummated.

     The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Merger
Agreement.

     The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 7.2.

Item 5.  Interest in Securities of the Issuer

     (a) As of December 16, 1997, the Company directly and beneficially owned 297,471 shares of the Issuer's Common Stock, which represented 9.9% of the issued and outstanding shares of Common Stock on such date.

     (b) The Company has the sole power to vote and the sole power to dispose of the 297,471 shares of Common Stock owned by it.

     (c) There were no transactions in the common stock of Southwest effected by Alliance or any person identified in Item
2(a)-(c) above during the sixty days preceding the date of this
Schedule 13-D.

     (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except for the Merger Agreement, the Stock Option Agreement, and related agreements, neither Alliance nor any person identified in Item 2(a)-(c) above is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option

CUSIP NO. 844769 10 9                   PAGE 8 OF 9 PAGES

arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common
Stock.

Item 7.  Material to be Filed as Exhibits

7.1 Agreement and Plan of Merger, dated as of December 16, 1997 between Alliance Bancorp and Southwest Bancshares, Inc.

7.2  Stock Option Agreement, dated December 16, 1997, between
Alliance Bancorp and Southwest Bancshares, Inc. (attached as
Exhibit A to the Agreement and Plan of Merger, which is attached hereto as Exhibit 7.1).

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CUSIP NO. 844769 10 9                   PAGE 9 OF 9 PAGES

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                         ALLIANCE BANCORP


                         By:  /s/ Kenne P. Bristol
                              -----------------------------------
                              Kenne P. Bristol
                              President and Chief Executive
                               Officer


Date: December 24, 1997

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